

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 8, 2010

J.F. Hughes
Chief Executive Officer
TSR, Inc.
400 Oser Avenue
Hauppauge, NY 11788

> Re: TSR, Inc.
> Preliminary Proxy Statement on Schedule 14A
> Filed September 1, 2010
> File No. 000-08656

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise why you have not discussed your board leadership structure as required by Item 407(h) of Regulation S-K.

Proposal 2. Amendment to Articles of Incorporation to Effect a Reverse Stock Split of Common Stock, page 9

2.   Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split.

3.   It is unclear whether you intend to decrease your authorized shares in connection
        with your reverse-split. Please revise your filing to disclose your intentions in
        this regard. If you do not decrease your authorized shares in connection with
        your reverse-split, the reverse-split will have the effect of creating newly
        available authorized shares of common stock. To the extent this is true, please
        disclose whether you presently have any plans, proposals or arrangements to issue
        any of the newly available authorized shares of common stock for any purpose,
        including future acquisitions and/or financings. If so, please disclose by
        including materially complete descriptions of the future acquisitions and
        financing transactions. If you have no such plans, please include a clear
        statement to the effect that you have no plans, proposals, or arrangements, written
        or otherwise, at this time to issue any of the newly available authorized shares of
        common stock.

4.   In the event you do not decrease your authorized shares in connection with your
        reverse-split, please refer to Release No. 34-15230 and discuss the possible anti-
        takeover effects of the effective increase in your authorized shares. Please also
        discuss other anti-takeover mechanisms that may be present in your governing
        documents or otherwise and whether there are any plans or proposals to adopt
        other provisions or enter into other arrangements that may have material anti-
        takeover consequences. Inform holders that management might use the additional
        shares to resist or frustrate a third-party transaction, favored by a majority of the
        independent stockholders, which would provide an above-market premium.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel